
09036972


Heritage
FINANCIAL GROUP

Annual Report 2008

HeritageBank
OF THE SOUTH

A Symbol of Strength for the Communities We Serve

Heritage Financial Group is the mid-tier holding company for HeritageBank of the South, a community-oriented bank with eight full-service banking offices serving primarily Southwest Georgia in and around Albany, and North Central Florida in Ocala. Heritage, MHC, a mutual holding company formed in 2002, holds approximately 75% of the shares of Heritage Financial Group; the remaining 25% of Heritage Financial Group's shares are held by public stockholders. For more information about the Company, visit HeritageBank of the South on the Web at www.eheritagebank.com, and see Investor Relations under About Us.

Financial Highlights

(dollars in thousands, except per share amounts)	2008	2007
Financial position at December 31,		
Total assets	$ 502,058	$ 468,672
Loans receivable	302,488	304,673
Provision for loan losses	4,951	4,416
Total deposits	338,546	330,629
Total shareholders' equity	62,213	65,592
Book value per share	6.12	6.25
Tangible book value per share	6.02	6.15
Operations for the year ended December 31,		
Net interest income	$ 14,701	$ 14,535
Provision for loan losses	3,350	1,178
Net interest income after provision for loan losses	11,351	13,357
Noninterest income	4,588	6,690
Noninterest expense	17,429	17,976
Income (loss) before income tax benefit	(1,490)	2,071
Income tax benefit	(1,228)	(850)
Net income (loss)	$ (262)	$ 2,921
Basic and diluted earnings (loss) per share	$ (0.03)	$ 0.28
Cash dividends per share	$ 0.28	$ 0.24



Letter to Stockholders

At this writing, the financial markets remain in a state of disarray. Following the sudden collapse of the markets last fall, and with an ensuing period of uncertainty driven by both fact and fear, our nation is experiencing an economic downturn deeper and broader than few could have imagined just months ago. Obviously, this has presented dramatic challenges for the banking industry.

Many trace the origin of the current recession to subprime lending as well as declining real estate values, which have greatly affected credit quality for many loan categories backed by real estate, especially acquisition, construction and development loans. Our company has never participated in subprime lending and has relatively limited exposure to acquisition, construction and development lending. Still, as the current downturn has spread to involve virtually all aspects of the economy, few banks - including ours - have completely escaped its adverse impact.

One specific consequence of this market turmoil was the deterioration last summer of values for government-sponsored entities, such as Fannie Mae and Freddie Mac, which traditionally have been viewed as top-grade investments. For many years, Freddie Mac preferred stock has been a component of our investment portfolio because of its perceived safety. Thus, the government's decision to nationalize Freddie Mac and eliminate its dividends had a significant negative impact on the value of our investment, which accounted for approximately half of the after-tax impairment charge of $1,931,000 or $0.20 per diluted share that we recorded in 2008. By year's end, we had either sold or completely written off all securities related to this impairment charge.

Another reflection of these challenging times was the increase in nonperforming loans we experienced during 2008. Nonperforming loans rose to $7,281,000 as of December 31, 2008, from $3,212,000 at the end of 2007 due primarily to the addition of four problem credits. We continued to address decisively the overall credit risk in our loan portfolio by increasing our loan loss provision for the year to $3,350,000 versus $1,178,000 for 2007. With the reserve strengthening this provided, our allowance for loan losses stood at 1.64% of total loans outstanding at December 31, 2008, up from 1.45% of total loans outstanding at December 31, 2007.

Together, these pressures led to a net loss of $262,000 or $0.03 per diluted share for 2008 versus net income of $2,921,000 or $0.28 per diluted share for 2007.

Despite the challenges we and our industry faced during the past year, we were pleased to see growth on our balance sheet. Total assets increased 7% to

OUR CAPITAL POSITION REMAINS STRONG TO SUPPORT OUR MISSION AND ASSURE OUR CUSTOMERS OF THE SAFETY AND SOUNDNESS THEY RIGHTFULLY EXPECT OF A FINANCIAL INSTITUTION.

$502,058,000 during 2008 and deposits rose 2% to $338,546,000 by year's end. Our loan portfolio remained relatively level during this time, declining less than 1% to $302,488,000 in 2008. If, as we now expect, the economy continues to contract in 2009, we anticipate some shrinkage on our balance sheet as we prudently manage through this downturn.

Perhaps the most important statement made by our balance sheet, given the environment in which we operate, is the measure of our capital strength. While many banks struggle to raise fresh capital, or tap government programs that could be expensive at best - and dilutive at worst, our bank ended 2008 with total capital to risk-weighted assets of 16.7%, well ahead of the minimum 10% necessary to be considered "well capitalized" under regulatory standards. And contrary to the drumbeat of announcements by banks regarding dividend cuts, we paid out to stockholders 17% more in cash dividends per share during 2008. In January 2009, our Board of Directors again increased the quarterly rate 14% to $0.08 per share.

We expect conditions to remain challenging in the year ahead, but we are confident of the long-run prospects for our banking operations. Our bank, HeritageBank of the South, is well positioned to deliver our promise for the best in community banking, with a strong, local connection to our customers backed by an array of products that meet their everyday needs for financial services. Our franchise footprint is expanding with the recent addition of a second office in Ocala, Florida, which is focused on our niche in commercial banking. And our capital position remains strong to support our mission and assure our customers of the safety and soundness they rightfully expect of a financial institution. Therefore, despite the uncertainties that could affect our near-term operations, we believe our company's best years are ahead.

Thank you for your continued support and interest.

Sincerely,

O. Leonard Dorminey
President and Chief Executive Officer

It seems these days as if more and more banks have lost touch with the communities they serve and the needs of their customers. Our daily news is dominated by stories of excessive bonuses at companies on the brink, government bailouts at what were once some of the largest and most respected banks in the world, and risky bets on exotic financial instruments created by business-school hot shots.

Many call this a financial crisis, a Wall Street contagion that now spreads to Main Street America. We think of it as a crisis of purpose, where banking at many places got to be more about the bankers and less about the depositors and the borrowers – families and small business customers – and the financial services that support their daily lives, ambitions and dreams. At Heritage Financial Group and our bank, HeritageBank of the South, we've been a part of the fabric of the Albany-area community for more than 55 years, living and working daily alongside our neighbors and customers, sharing the good times and working together to get through tougher days. More recently, we have brought that same sense of community commitment and involvement to Ocala, Florida, with our expansion there.

Being an integral part of the communities we serve extends beyond traditional banking hours. It means working overtime to identify opportunities for our customers, find solutions to their problems, and plan for better days ahead. It means more than mere retail or commercial banking, but also pitching in to help build the community by supporting charitable or civic organizations, and having a real stake in the outcomes every day. It means having the vision and strength to remain true to the purpose of community banking – bettering communities for everyone's benefit.

We're proud of our bankers and employees, who are among the most professional and knowledgeable in the industry. They also make pretty good little league baseball coaches in their spare time – one more way we invest in our communities.


deep
roots
WE HAVE A SENSE OF WHAT
RELATIONSHIP BANKING CAN BE,
GAINED FROM 55 YEARS OF EXPERIENCE
IN THE COMMUNITIES WE SERVE.

diverse markets

A GROWING PRESENCE IN OCALA HELPS BALANCE OUR STRONG, ESTABLISHED OPERATIONAL FOOTPRINT IN THE ALBANY AREA.

With the addition of a second location in Ocala during 2008, we continue to build on our customer-focused style of community banking, diversify the economic environment in which we operate, and grow our deposit base.

Long gone is the notion that bigger is better in banking. Far-flung operations under distant management, once thought of as a way to boost efficiency and standardize decision-making, now present greater control risks. Growth for the sake of growth may have been a workable strategy for some in easier times, but present and future challenges for the banking industry make it unwise today.

Still, careful, focused and measured expansion can add geographic and product balance to a bank's operations. We think that's what we have accomplished at Heritage Financial Group, building a solid presence over the decades as a leading financial institution in Albany, Georgia, our home town, and augmenting this success by extending our reach to a second market in Ocala, Florida.

In Albany, we have a longstanding reputation of trust as a locally based community bank – for many a welcome alternative to national banks that have untold layers of management and lending authority between here and some remote headquarters location. Expansion to Ocala has allowed us to continue to build on our community-focused philosophies.

The process of our expansion to Ocala stands in sharp contrast to the practices of some other banks. Instead of pursuing growth based on rapid-fire acquisitions in hot markets, we began by identifying a solid, steady area and selecting an experienced team of local bankers who know the region well. Then we built our bank in Ocala around that core. As a result, this expansion has helped diversify the economic environment in which we operate, better leverage our capabilities and support functions, and expand our deposit-gathering retail system. This in turn has enhanced our company's liquidity by supporting loan growth through internally generated funding.

Capital is king in today's banking environment. Yet for many banks, capital levels are alarmingly low, forcing them to scramble to raise fresh capital – a difficult task in the current climate. Alternatively, many banks have had no choice but to participate in the government's Troubled Asset Relief Program (TARP), introducing significant risks and uncertain rules on bank operations, not to mention tough questions about how this capital can be replaced in five years to avoid a near doubling of its cost.

Even though we faced a difficult year in 2008, as did most other banks, we were well situated to meet our challenges aggressively and still maintain a solid capital position – one that we believe is among the strongest in the banking sector. At the end of 2008, our bank's total capital represented 16.7% of risk-based assets, little changed from 17.1% at the beginning of the year and well ahead of the 10% regulatory threshold required to be considered a well-capitalized financial institution.

Along with a sound capital base, we have added depth in our lending operations that stems from a strong presence in commercial banking. This has been a part of our core operations since 1998 and now accounts for approximately 51% of our total loan portfolio. We expect to capitalize further on our experience and capabilities in commercial banking and lending as many of the national and larger regional banks scale back in this area to confront their capital challenges. Also, we have a relatively high level of noninterest income, which underscores the diversity of our operations. In 2008, noninterest income, led by fee income and our sizable brokerage services, represented approximately 24% of total revenue excluding impairment charges.

Taken together, our capital strength and diverse revenue sources enhance the long-run stability of our business. Add to this the success we have achieved with our strong community-bank orientation, and the supporting strength that our diverse markets offer to our operations, and you can appreciate the sense of optimism we have for the future of Heritage Financial Group and our bank, HeritageBank of the South.

At Heritage Financial Group, we have accepted no TARP funds, which come with strings attached and inevitable dilution for stockholders. And we ended 2008 with a capital position well ahead of regulatory standards.

strong capital, operations

WITH A SOLID CAPITAL POSITION AND DIVERSE REVENUE SOURCES, OUR OPERATIONS SIGNIFY BOTH STRENGTH AND OPPORTUNITY.

Board of Directors and Officers

Heritage Financial Group

Board of Directors

Antone D. Lehr, Chairman [2]
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman [1, 2]
Retired, Former Associate Professor of
Accounting and Finance
University System of Georgia

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

J. Keith Land [1, 3]
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley [2, 3]
Director, Dougherty County Jail Facility
Dougherty County, Georgia

Carol W. Slappey
President
HeritageBank of the South

J. Lee Stanley [1, 3]
Retired, Senior Magistrate Judge
and Chief Appraiser
Lee County, Georgia

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee


Burger


Cassity


DePasquale


Dorminey


Fleetwood


Fountain


Jones


Mansfield


McGinley


Moore


Nardandrea


Scott


Sharpe


Slappey

Executive Officers

O. Leonard Dorminey
President and Chief Executive Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

HeritageBank of the South

Board of Directors

Antone D. Lehr, Chairman
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman
Retired, Former Associate Professor of Accounting and Finance
University System of Georgia

Edward J. Cassity
Major General, Retired
United States Marine Corps

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

Douglas J. McGinley, Secretary
Director, Dougherty County Jail Facility

James H. Moore, III
Managing Partner
Moore, Clarke, DuVall & Rodgers, P.C.

Hubert F. Scott, Jr.
Real Estate Investments
and Property Management

Fred F. Sharpe
President
U-Save-It Pharmacy, Inc.

Carol W. Slappey
President, Albany Region
HeritageBank of the South


Kirk


Land


Lehr


Smith


Stanley


Trexler

Executive Officers

O. Leonard Dorminey
Chief Executive Officer

John N. Kirk
President, Florida Region

Carol W. Slappey
President, Albany Region

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

Florida Advisory Board

Ken DePasquale
Chief Executive Officer
Thoroughbred Hospitality

Brad Fleetwood
Retired Insurance Executive

Braxton Jones
President
Braxton Jones, Inc. and
Ice House USA, Inc.

Barry Mansfield
President
Cullison-Wright Construction Corporation

John P. Nardandrea Jr., M.D.
Family Care Specialists

Tom Trexler
Executive Vice President
Nobility Homes, Inc.

HeritageBank of the South Locations

GEORGIA

Main Office
721 North Westover Boulevard
Albany, Georgia 31707

Downtown Office
310 West Oglethorpe Boulevard
Albany, Georgia 31701

East Albany Office
200 Loftus Drive
Albany, Georgia 31705

Slappey Office
2801 North Slappey Boulevard
Albany, Georgia 31707

Lee County Office
119 Robert B. Lee Drive
Leesburg, Georgia 31763

Worth County Office
504 North Main Street
Sylvester, Georgia 31791

FLORIDA

Boulevard (Main) Office
1403 East Silver Springs Boulevard
Ocala, Florida 34470

Heath Brook Office
4726 State Road 200
Ocala, Florida 34474


Atlanta
Columbia
Montegomery
Albany
Tallahassee
Ocala

Financial Section

Heritage Financial Group

Selected Consolidated Financial Information

(In thousands)	At December 31, 2008	2007	2006	2005	2004
Selected Financial Condition Data:					
Total assets	**$ 502,058**	$ 468,672	$ 413,330	$ 363,797	$ 343,468
Loans, net	**297,537**	300,257	272,700	250,493	235,275
Securities available for sale, at fair value:					
U.S. government and agency securities	**21,165**	14,996	29,439	14,044	11,528
Corporate debt securities	**1,789**	3,854	4,106	3,786	4,364
Mortgage-backed securities	**65,408**	55,598	28,044	31,098	26,478
State, county and municipal	**27,511**	31,878	16,316	6,869	8,874
Equity and other investments	**268**	1,540	6,667	9,069	8,044
Federal Home Loan Bank stock, at cost	**3,186**	2,970	2,499	2,927	2,957
Other equity securities, at cost	**1,010**	–	–	–	–
Deposits	**338,546**	330,629	299,189	238,640	248,543
Federal Home Loan Bank advances and other borrowings	**52,500**	50,000	40,000	50,000	51,000
Total equity	**62,213**	65,592	62,808	68,983	39,134

(In thousands)	For the Year Ended December 31, 2008	2007	2006	2005	2004
Selected Operations Data:					
Total interest income	**$ 27,195**	$ 27,997	$ 22,609	$ 19,243	$ 17,780
Total interest expense	**12,494**	13,462	8,377	5,935	4,898
Net interest income	**14,701**	14,535	14,232	13,308	12,882
Provision for loan losses	**3,350**	1,178	695	1,014	200
Net interest income after provision for loan losses	**11,351**	13,357	13,537	12,294	12,682
Fees and service charges	**5,245**	5,129	4,121	3,836	3,932
Impairment loss on securities	**(3,119)**	–	–	–	–
Gain (loss) on sales of investment securities	**235**	(355)	(59)	(5)	139
Other noninterest income	**2,227**	1,916	1,548	1,504	1,384
Total noninterest income	**4,588**	6,690	5,610	5,335	5,455
Total noninterest expense	**17,429**	17,976	16,060	13,584	13,054
Income before tax (benefit) and extraordinary items	**(1,490)**	2,071	3,086	4,045	5,083
Income tax provision (benefit)	**(1,228)**	(850)	732	1,095	1,550
Net income (loss)	**$ (262)**	$ 2,921	$ 2,354	$ 2,950	$ 3,533

Selected Consolidated Financial Information

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	**(0.05%)**	0.66%	0.63%	0.83%	1.04%
Return on average equity	**(0.41%)**	4.55%	3.44%	5.18%	9.28%
Dividend payout ratio	**(299.94%)**	26.12%	28.64%	16.13%	–
Net interest spread	**3.16%**	3.22%	3.50%	3.86%	4.08%
Net interest margin	**3.45%**	3.70%	4.19%	4.15%	4.23%
Operating expense to average total assets	**3.55%**	4.05%	4.29%	3.81%	3.84%
Average interest-earning assets to average interest-bearing liabilities	**110.34%**	114.66%	116.64%	115.95%	110.10%
Efficiency ratio	**90.36%**	84.69%	80.94%	72.86%	71.19%
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	**1.87%**	0.76%	0.14%	0.25%	0.22%
Nonperforming loans to total loans	**2.41%**	1.05%	0.09%	0.33%	0.24%
Allowance for loan losses to nonperforming loans	**67.99%**	137.49%	1,582.00%	473.18%	525.71%
Allowance for loans losses to net loans	**1.64%**	1.45%	1.47%	1.44%	1.24%
Net charge offs to average loans outstanding	**0.91%**	0.29%	0.09%	0.15%	0.30%
Capital Ratios:					
Equity to total assets at end of period	**12.39%**	14.00%	15.22%	18.96%	11.39%
Average equity to average assets	**13.05%**	14.47%	18.29%	15.98%	11.21%
Common Share Data and Other Ratios:					
Gross shares outstanding at year end*	**11,452,344**	11,443,723	11,449,155	11,241,250	7,868,875
Less treasury stock	**993,498**	615,934	555,138	-	-
Net shares outstanding at year end*	**10,458,846**	10,827,789	10,894,017	11,241,250	7,868,875
Shares owned by Heritage, MHC*	**7,868,875**	7,868,875	7,868,875	7,868,875	7,868,875
Public shares outstanding	**2,589,971**	2,958,914	3,025,142	3,372,375	-
Unearned ESOP shares	**286,455**	330,525	374,595	418,665	-
MHC Ownership	**75%**	73%	72%	70%	100%
Public Ownership	**25%**	27%	28%	30%	-
Book value per share	**6.12**	6.25	5.97	6.37	4.97
Tangible book value per share	**6.02**	6.15	5.88	6.37	4.97
Other Data:					
Number of full-service offices	**8**	7	7	6	6

* In order to make the data comparative, shares outstanding at year end and shares owned by Heritage, MHC for 2004 have been adjusted for the 7,867,875 shares that were issued to Heritage, MHC, in conjunction with the Company's stock offering in 2005. At December 31, 2004 there were 1,000 shares outstanding, all of which were owned by Heritage, MHC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Heritage Financial Group is the parent holding company of HeritageBank of the South. The Company is in a mutual holding company structure and 75% of its outstanding common stock is owned by Heritage, MHC, a federal mutual holding company.

The principal business of the Company is operating our wholly owned subsidiary, the Bank. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits, federal funds purchased and securities sold under agreements to repurchase and borrowings. Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, mortgage origination fees, transaction fees, bank-owned life insurance, and commissions from investment services. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising, professional fees and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

We originally were chartered as a federal credit union in 1955. In 1998, we became a community chartered credit union. We accepted deposits and made loans to members who lived, worked or worshiped in the approved counties for the credit union charter. In 2001, we converted to a mutual thrift charter in order to better serve our customers and communities through a broader lending ability and an expanded customer base beyond the field of membership permitted for our credit union. The mutual holding company structure was established in 2002, and we converted from a thrift charter to a state savings bank charter in 2005. We feel this structure best suits our continued efforts to grow and expand our commercial business.

The Company completed an initial public stock offering stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, 50% of which was contributed to the Bank and $4.4 million of which was loaned to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to MHC, so that MHC would own 70% of the outstanding common stock at the closing of the offering.

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Our core business is composed of the following:

1. **Commercial Banking and Small Business Lending:** We focus on the commercial real estate and business needs of individuals and small- to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with years of combined experience in the industry. We expect this department to continue to be the fastest growing component of our business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. **Indirect Auto Lending:** We provide automobile loans to customers through long-standing relationships with a number of automobile dealerships throughout southern Georgia. While indirect lending is highly competitive, our ability to provide same-day funding makes our product attractive.

3. **Retail Banking:** We operate a network of six branch offices located in Dougherty, Lee and Worth counties and two branches located in Ocala, Florida. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

4. **Brokerage/Investment Services:** We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 25 years of experience in the financial services industry.

5. **Mortgage Lending:** Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily funded by third-party mortgage lenders. We collect a fee on the origination of these loans.

We continue to implement this business strategy. A critical component of this strategy includes increasing our non-consumer based lending. During 2008, our farmland, construction, commercial real estate, nonresidential, business and multifamily loans increased slightly from $155.0 million or 50.1% of the total loan portfolio to $155.1 million or 51.3% of the total loan portfolio. Our ability to continue to grow our commercial loan portfolio is an important element of our long term business strategy. These non-consumer based loans are considered to entail greater risks than one- to four-family residential loans.

Another key component of our business strategy is the expansion of our operations beyond the Southwest Georgia market. On August 8, 2006, we commenced operating a branch in Ocala, Florida. As of December 31, 2008, we had approximately $40.7 million in loans and $46.2 million in deposits generated in our North Central Florida market. Operating a branch outside of the Southwest Georgia market subjects us to additional risk factors. These risk factors include, but are not limited to the following: management of employees from a distance, lack of knowledge of the local market, additional credit risks, logistical operational issues, and time constraints of management. These risk factors, as well as others we have not specifically identified, may affect our ability to successfully operate outside of our current market area.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest earning assets and interest bearing liabilities. These policies are implemented by the risk management committee, which is composed of senior management and board members. The risk management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The risk management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- Limiting the percentage of long-term fixed-rate loans within our portfolio;
- Originating a mix of variable-rate and shorter term fixed-rate loans;
- Originating prime-based home equity lines of credit;
- Managing deposit relationships for stability and a lower cost of funds position;
- Using Federal Home Loan Bank advances and other funding sources to align maturities and repricing terms of funding sources with loans; and
- Continuing the origination of consumer loans.

The risk management committee has oversight over the asset-liability management of the Company. This committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Total assets increased $33.3 million, a 7.1% increase from December 31, 2007, to $502.1 million at December 31, 2008. The increase was due primarily to growth in cash and due from banks, federal funds sold and investments, funded by growth in deposits and borrowings.

Total interest earning assets increased $22.2 million or 5.2% to $449.6 million at December 31, 2008, from $427.4 million at December 31, 2007. Gross loans decreased $2.2 million or 0.7% to $302.5 million at December 31, 2008, compared with $304.7 million at December 31, 2007. Investment securities increased $8.3 million or 7.7% to $116.1 million at December 31, 2008. Federal funds purchased increased $15.8 million or 108.6% to $30.3 million at December 31, 2008. Interest-bearing deposits in banks increased $366,000 or 96.3% to $746,000 at December 31, 2008. The increase in these liquid interest earning assets was due primarily to our intent to maintain higher than historical levels of liquidity. This was done due to the amount of panic that existed in the financial markets during the third and fourth quarters of 2008. Due to this level of uncertainty, we sought to be able to meet any demands from our customers that may arise, primarily to be able to facilitate large deposit withdrawals if necessary. This strategy does cause net interest margin to decrease, however, we feel the benefits of maintaining excess liquidity during uncertain economic times outweighs the cost to net interest margin. We expect to continue to maintain excess liquidity during 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in loans is due to a lack of demand we have seen from our customers and from an increase in loans transferred to other real estate owned. As the economic slowdown continues, we expect to continue to see loan demand decrease. We expect to see our loan portfolio continue to decrease due to normal amortizations and paydowns. Particularly, we expect our indirect automobile portfolio to decrease approximately $7.0 million during 2009 as we continue to see extremely weak demand for automobile sales.

Other equity securities increased to $1.0 million at December 31, 2008. This is due to our investment in Chattahoochee Bank of Georgia ("Chattahoochee").

Cash surrender value of bank owned life insurance ("BOLI") increased by $5.5 million, primarily due to the purchase of $5.0 million of additional BOLI in June of 2008. This purchase was made due to an advantageous interest rate environment compared to other investment alternatives. In addition, this purchase allowed us to cover many new officers of the Bank that were not covered under existing BOLI policies which were purchased in 2001.

Foreclosed assets increased $1.8 million to $2.1 million at December 31, 2008. $1.1 million of the foreclosed assets is a residential development in the Florida panhandle. This loan was a participation purchased by the Bank's commercial lending division in Albany. This development consisted of 17 completed homes and 24 lots. As of December 31, 2008, we have sold 6 of the homes and one of the lots. In 2009, we sold the remainder of these homes for their approximate net book value as of December 31, 2008. Another $405,000 of the balance in foreclosed assets is a residential development in Northeast Georgia. This loan was a participation purchased by the Bank's commercial lending division in Albany. The development is an unfinished subdivision, and the value is based on a current appraisal. We are currently in the process of seeking a buyer for this development. This loan was not purchased from, originated by, or related to our investment in, Chattahoochee Bank of Georgia. The remainder of the balance in foreclosed assets represents various pieces of real estate, with no single piece exceeding $200,000, and repossessed automobiles totaling $55,000.

Total liabilities increased $36.7 million or 9.1% to $439.8 million at December 31, 2008, compared with $403.1 million at December 31, 2007. This increase was due primarily to the increase in interest bearing liabilities, which increased $38.5 million or 10.3%, to $413.4 million at December 31, 2008, from $374.9 million at December 31, 2007. Deposits ended the year at $338.5 million, up 2.4% or $7.9 million from $330.6 million from December 31, 2007. This increase was attributable to our geographic expansion efforts, as well as a focus on attracting core deposits. As part of this effort, we decreased brokered deposits during 2008 by $11.9 million. Total borrowings amounted to $52.5 million at December 31, 2008, an increase of $2.5 million or 5.0% from December 31, 2007. In addition, we increased federal funds purchased and securities sold under repurchase agreements by $26.2 million or 171.4%, of which $11.0 million is in federal funds purchased from Chattahoochee Bank of Georgia. These purchases are done as an accommodation to Chattahoochee so that they can earn a competitive rate on federal funds without having to place concentrated amounts of federal funds with traditional correspondent banks. In return, these funds provide us with a stable, low cost source of funds. The remaining $15.2 million of the increase is in repurchase agreements, which were entered into to provide us with a source of low cost floating rate funds.

Total equity decreased $3.4 million or 5.2% to $62.2 million at December 31, 2008. A net loss of $262,000, dividends of $787,000, and the purchase of $4.2 million of treasury stock decreased equity. Compensation expense related to the allocation of ESOP shares of $488,000, stock-based compensation expense of $809,000, and other comprehensive income of $618,000 partially offset the decrease in equity.

During 2008, we purchased a significant amount of treasury stock. Because of the recent decrease in the overall market value of financial institutions, we believe there has been opportunity to repurchase our stock below its inherent value. We will continue to look at opportunities to repurchase stock at values we believe are below the inherent value of the Company, while also considering other capital and liquidity needs as well as other investment alternatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Yields on tax-exempt obligations have been computed on a tax equivalent basis. Nonaccruing loans have been included in the table as loans carrying a zero yield. Prior year balances have been adjusted in order to compute yields on a tax equivalent basis.

	Year Ended December 31,								
	2008			2007			2006		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$ 310,985**	**$ 20,882**	**6.70%**	$291,438	$ 22,160	7.61%	$ 264,366	$ 19,123	7.23%
Taxable investment securities	**88,896**	**4,890**	**5.50**	79,205	4,220	5.33	55,902	2,660	4.76
Tax exempt investment securities	**28,255**	**1,176**	**6.30**	25,798	1,044	6.13	7,077	273	5.85
Federal funds sold	**14,316**	**232**	**1.62**	10,456	544	5.20	10,154	496	4.88
Interest-bearing deposits with banks	**630**	**15**	**2.44**	652	29	4.39	1,064	57	5.35
Total interest-earning assets	**443,082**	**27,195**	**6.26**	407,549	27,997	7.01	338,563	22,609	6.72
Interest-Bearing Liabilities:									
Interest-bearing demand	**43,102**	**486**	**1.12**	37,217	368	0.99	37,891	313	0.83
Savings and money market	**95,822**	**1,390**	**1.46**	119,544	3,407	2.85	89,285	1,337	1.50
Retail time deposits	**126,120**	**5,283**	**4.18**	128,162	6,307	4.92	111,299	4,562	4.10
Wholesale time deposits	**43,215**	**1,884**	**4.35**	14,466	776	5.37	158	10	6.27
Borrowings	**93,304**	**3,451**	**3.69**	56,014	2,604	4.65	47,196	2,155	4.57
Total interest-bearing liabilities	**401,563**	**12,494**	**3.10**	355,403	13,462	3.79	285,828	8,377	2.93
Net interest income		**$ 14,701**			$ 14,535			$ 14,232	
Net interest rate spread			**3.16%**			3.22%			3.79%
Net earning assets	**$ 41,519**			$ 52,146			$ 52,734		
Net interest margin			**3.45%**			3.70%			4.25%
Average interest-earning assets to average interest-bearing liabilities	**1.10x**			1.15x			1.18x		

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Year Ended December 31,					
	2008 vs. 2007			2007 vs. 2006		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	**$ 1,687**	**$ (2,965)**	**$ (1,278)**	$ 2,015	$ 1,022	$ 3,037
Taxable investment securities	**245**	**425**	**670**	1,212	348	1,560
Tax exempt investment securities	**102**	**30**	**132**	757	14	771
Federal funds sold	**152**	**(464)**	**(312)**	15	33	48
Interest bearing deposits with banks	**(931)**	**917**	**(14)**	(19)	(9)	(28)
Total interest-earning assets	**$ 1,255**	**$ (2,057)**	**$ (802)**	$ 3,980	$ 1,408	$ 5,388
Interest-bearing liabilities:						
Interest-bearing demand	**$ 63**	**$ 55**	**$ 118**	$ (6)	$ 61	$ 55
Savings and money market	**(805)**	**(1,212)**	**(2,017)**	566	1,504	2,070
Retail time deposits	**(97)**	**(927)**	**(1,024)**	752	993	1,745
Wholesale time deposits	**(1,289)**	**2,397**	**1,108**	768	(8)	766
Borrowings	**1,372**	**(525)**	**847**	445	4	449
Total interest-bearing liabilities	**$ (756)**	**$ (212)**	**$ (968)**	$ 2,525	$ 2,560	$ 5,085
Net interest income			**$ 166**			$ 303

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007

General

Our net income decreased by $3.2 million or 109.0% to a loss of $262,000 compared to net income of $2.9 million for the year ended December 31, 2007. Basic and diluted net income per share decreased 110.7% or $0.31 per share to a loss of $0.03 per share for December 31, 2008, compared with net income of $0.28 per share at December 31, 2007. Impairment losses on securities of $3.1 million and a $2.2 million increase in provision for loans losses were the primary reasons for the decrease in earnings. Further explanations of these changes are discussed in more detail in the following sections.

Net Interest Income

Net interest income increased $166,000 or 1.1% to $14.7 million compared with $14.5 million for the twelve months ending 2007. Our net interest spread decreased 6 basis points to 3.16% compared with 3.22% during the year earlier period. The net interest margin decreased 25 basis points to 3.45% versus 3.70% during the same period in 2007. Average interest earning assets increased $35.5 million or 8.7% to $443.1 million compared with $407.6 million during the year-earlier period. Average interest bearing liabilities increased $46.2 million or 13.0% to $401.6 million compared with $355.4 million at December 31, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Federal Reserve Board has made extreme moves in interest rates, dropping the federal funds rate from a high of 5.25% in mid 2007 down to its current level of a targeted range of zero to 0.25%. These decreases in the federal funds rate have caused our net interest margin to decline. In addition to the pressure these decreases have put on our margin, we have also seen pressure from historically high spreads between U.S. Treasury rates and bank certificate of deposit rates. As many banks have had to aggressively go after deposit customers, we have had to keep our rates higher than normal during such dramatic drops in interest rates. In addition, the Federal Reserve has taken measures to keep longer term interest rates down by buying U.S. Treasury bonds. This has an additional effect of keeping the yield curve relatively flat, which puts additional strain on our ability to improve the net interest margin. As long as these trends continue, we expect to see the net interest margin decrease during 2009. Additionally, as our loan demand remains weak, we will likely see a decrease in interest earning assets, which could cause our net interest income to decrease.

Provision for Loan Losses

We recorded a provision for loans losses of $3.4 million in 2008 compared with $1.2 million for the prior-year period. Net charge-offs of $2.8 million added to the increase in reserve requirement for 2008. Non-performing loans increased $4.1 million to $7.3 million at December 31, 2008, compared with $3.2 million at December 31, 2007. The ratio of non-performing loans to total loans increased to 2.41% compared with 1.05% at December 31, 2007. The allowance for loan losses as a percentage of total loans increased by 19 basis points to 1.64% compared with 1.45% at December 31, 2007.

The bulk of our non-performing loans consist of a $4.8 million loan on raw land in Atlanta, Georgia. We are currently working with the borrower to dispose of this property. It was originally purchased for commercial and residential development. However, due to the economic environment in the area, we no longer believe this is a viable alternative. The next largest non-performing loan is a real estate loan for $988,000 secured by a restaurant building in Ocala, Florida. The remainder of our non-performing loans consist of various consumer and commercial loans, none exceeding $110,000. Current appraisals on real estate loans, expected costs of potential foreclosure or other disposition, and other potential losses on these loans are considered in our analysis of the allowance for loan losses.

Loans past due 30 or more days and still accruing totaled $4.5 million, or 1.47% of total loans at December 31, 2008. This compares to $1.9 million at December 31, 2007, or 0.65% of loans. We had no loans past due 90 or more days and still accruing at December 31, 2008 or 2007.

Our internally criticized and classified assets totaled $27.0 million at December 31, 2008, compared to $13.4 million at December 31, 2007. These balances include the aforementioned nonperforming loans, other real estate, and repossessed assets. Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

We continue to see weakness in our loan portfolio, and as economic conditions remain difficult, we expect this trend to continue until we see improvement in the overall economy. We have taken actions to prevent losses in our current portfolio, including a weekly meeting of members of management and lenders to discuss the status and action plan on each problem loan. We have also taken steps to better evaluate the capital and liquidity positions of our commercial loan guarantors, particularly those involved in commercial real estate construction and development.

We establish provisions for loan losses, which are charged to operations, at a level we believe will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. In evaluating the level of the allowance for loan losses, we consider the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends.

We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as necessary in order to maintain the proper level of allowance. While we use available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Impairment Losses on Securities

During 2008, we determined that the securities of three issuers whose securities were held in our available for sale portfolio were other than temporarily impaired. The total impairment charge recorded was $3.1 million. The securities included a $1.5 million investment in the preferred stock of Freddie Mac, which we impaired completely subsequent to the government intervention into the entity. In addition, we impaired the corporate bonds of General Motors, in which we had an investment of $1.2 million that was written down to $220,000, and the corporate bonds of Ford Motor Credit, in which we held an investment of $1.0 million that was written down to $400,000. Subsequent to these impairments, we saw a significant increase in the value of our corporate bonds. Based on this change in value, we sold our investments in General Motors and Ford Motor Credit for an approximate $200,000 gain from their previously impaired values. We currently still hold our investment in the preferred stock of Freddie Mac.

As of December 31, 2008, approximately 96.3% of our investment portfolio had a rating of investment grade, with 81.1% of the portfolio having a rating of AAA. Approximately 3.6% of our investment portfolio is not rated by the major credit rating agencies.

Noninterest Income

A summary of noninterest income, excluding securities transactions, follows:

	For the years ended,			
(Dollars in thousands)	2008	2007	$ Change	% Change
Service charges on deposit accounts	**$ 3,958**	$ 3,929	$ 29	0.7%
Other service charges, commissions and fees	**1,288**	1,200	88	7.3%
Brokerage fees	**1,030**	951	79	8.4%
Mortgage origination fees	**400**	350	50	14.2%
Bank owned life insurance	**495**	347	148	42.6%
Other	**301**	268	33	12.0%
Total noninterest income	**$ 7,472**	$ 7,045	$ 427	6.2%
Noninterest income as a percentage of average assets	**1.5%**	1.6%		

Our service charges on deposit accounts remained relatively flat. In previous years we have seen significant increases in our overdraft protection products, however, as this product has matured, our increases have become modest. We expect service charges to remain flat, or decrease slightly if economic activity continues to remain slow.

The increase in other service charges, commissions and fees was due primarily to an increase in debit and ATM transaction fees. Our customers continue to increase debit card usage instead of using cash or checks. We expect this trend to continue, despite a decrease in consumer spending.

The increase in our brokerage fees was due primarily to an increase in assets under management. However, recent declines in the stock market could cause this income to decrease in the future.

Mortgage fees increased despite a slow down in the real estate market. We have had increased refinancing activity as rates have decreased, which has more than offset the decline from a slower real estate market. Despite the increase in refinancing activity, stricter underwriting standards have caused an increase in the amount of time it takes to process each loan, which could cause a decrease in revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Earnings on bank owned life insurance policies increased due to the purchase of an additional $5.0 million of cash surrender value of bank owned life insurance policies in 2008.

Other noninterest income increased due to an increase in miscellaneous service charges that took place late in 2007. The increase was offset by decreases in FHLB stock dividends of $33,000, to $129,000 for 2008. We do not expect to receive any FHLB stock dividends in 2009.

Noninterest Expense

A summary of noninterest expense follows:

	For the years ended December 31,			
(Dollars in thousands)	2008	2007	$ Change	% Change
Salaries and employee benefits	**$ 8,987**	$ 10,321	$ (1,334)	(12.9)%
Equipment	**1,217**	1,109	108	9.7%
Occupancy	**1,204**	1,045	159	15.2%
Advertising and marketing	**496**	450	46	10.3%
Legal and accounting	**528**	460	68	14.7%
Directors fees and retirement	**552**	763	(211)	(27.6)%
Consulting and other professional fees	**318**	603	(285)	(47.3)%
Telecommunications	**258**	231	27	11.5%
Supplies	**177**	220	(43)	(19.5)%
Data processing fees	**1,300**	1,151	149	12.9%
Loss on sale and writedowns of other real estate owned	**386**	–	386	NM
Foreclosed asset expenses	**229**	42	187	447.5%
FDIC insurance and other regulatory fees	**267**	121	146	120.8%
Other operating	**1,510**	1,460	49	3.3%
Total noninterest expenses	**$ 17,429**	$ 17,976	$ (548)	(3.1)%
Noninterest expenses as a percentage of average assets	**3.6%**	4.1%		

The decrease in salaries and employee benefits is due a decrease of $1.4 million of expenses related to executive benefit plans that were fully vested in 2007. We expect salaries and benefits to remain level in 2009.

Equipment and occupancy expenses increased primarily because of the opening of two new branches in Ocala in January and June of 2008. We expect these expenses to remain level in 2009 as increased branch expenses are offset by other cost reduction measures.

Advertising and marketing increased due to our increased business development expenses in the Ocala market.

The increase in legal and accounting fees was due to a significant increase in legal fees, while audit fees decreased slightly. The increase in legal fees were related to our investment in Chattahoochee Bank of Georgia, and legal expenses related to collection efforts on problem assets.

The decrease in directors fees is due to a decrease of $198,000 of expenses related to director retirement plans that were fully vested in 2007. In addition, incentive pay for advisory directors was not earned in 2008 as business development goals were not attained.

Consulting and other professional fees decreased primarily due to the payment of $250,000 to one vendor for an organizational restructuring, expense reduction and revenue enhancement project in 2007.

Telecommunication expenses were up slightly due to the addition of two new branches in 2008.

Supply expenses were down due to our efforts to reduce expenses and renegotiation of vendor contracts.

Data processing expenses increased due to the increased amount of debit card transactions in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The loss on sale and write-down of other real estate owned increased due to the increased amount of other real estate owned and efforts to dispose of these properties. We expect that these expenses will remain elevated until levels of other real estate owned are reduced.

Foreclosed asset expenses also increased significantly due to the increased level of foreclosed assets. We expect that these expenses will also remain elevated until levels of other real estate and repossessions are reduced.

The increase in FDIC insurance and other regulatory fees was due to an increase in FDIC premiums and the utilization of our remaining prior credits toward these premiums in 2007. For 2009, we are expecting the base premium to increase approximately 110% from the 2008 level. In addition, the recent announcement of a proposed special one time assessment from the FDIC will add an additional $350,000 to $700,000 to the already increased premium for 2009, depending on the final assessment from the FDIC. In addition, there are other provisions in the most recent FDIC board decision which will allow other special assessments to be imposed. At this time, we are not certain of the magnitude of these proposed assessments if they were to be imposed.

The increase in other operating expenses was due primarily to increases in travel and training that occurred early in 2008. We expect this to decrease as travel and training budgets have been reduced for 2009.

Income Tax Expense

Income tax benefits were $378,000 greater during the year ended December 31 2008 as compared with 2007. The majority of the income tax benefits in 2007 primarily related to the reversal of a contingent income tax liability of $1.1 million. The contingent liability had been established in 2001 upon converting to a taxable entity and reflected the potential tax impact of tax positions taken at that time. We believed the filing position was supportable based upon a reasonable interpretation of federal income tax laws and the underlying regulations, however, due to the lack of prior rulings on similar fact patterns, it was unknown whether the tax position would be sustained upon audit by either federal or state tax authorities. The applicable statue of limitations expired on September 15, 2007, making the contingency reserve unnecessary. We have no other contingent reserves for uncertain tax positions as of December 31, 2008.

Due to the unusual nature of the items in the 2008 and 2007 years, a comparison of effective tax rates is not meaningful.

Liquidity and Capital Resources

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. The Company has $41.2 million in cash, federal funds sold and interest bearing deposits in banks generally available for its cash needs. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund withdrawals and fund loan commitments. At December 31, 2008, the total approved loan commitments and unused lines of credit outstanding amounted to $37.2 million, and outstanding letters of credit were $5.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2008, totaled $143.9 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank. In addition, the Bank had the ability, at December 31, 2008, to borrow an additional $36.0 million from the Federal Home Loan Bank of Atlanta and $37.9 million from another lender as a funding source to meet commitments and for liquidity purposes.

The consolidated statement of cash flows for the twelve months ended December 31, 2008 and 2007, details cash flows from operating, investing and financing activities. For the twelve months ended December 31, 2008, net cash provided by operating activities was $8.5 million, while investing activities used $38.8 million, primarily to fund investment growth, and financing activities provided $31.6 million primarily from an increase in deposits and other borrowings, resulting in a net increase in cash during the twelve month period of $1.2 million.

In March 2008, we purchased a lot in the Southwest Georgia market for $743,000 for potential future expansion. We are considering building a branch on this site, and may start construction later in 2009, but have not determined the cost of such an expansion.

Off-Balance-Sheet Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. A summary of the Company's commitments as of December 31, 2008 is as follows:

(In thousands)	
Commitments to extend credit	$ 37,201
Financial stand-by letters of credit	4,989
	$ 42,190

Capital

Effective January 1, 2005, the Company and the Bank became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, the Bank also became subject to minimum capital requirements and capital categories established by the FDIC. Based on their capital levels at December 31, 2008, the Company and the Bank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2008, the Bank was considered to be well-capitalized.

At December 31, 2008, the Company had total equity of $62.2 million or 12.4% of total assets. Under Georgia capital requirements for holding companies, the Company had Tier 1 leverage capital of $61.8 million or 12.6%, which is $42.2 million above the 4.0% requirement.

At December 31, 2008, the Bank had Tier 1 leverage capital of $55.2 million or 11.0%, which is $25.0 million above the 4.0% requirement. In addition, it had a Tier 1 risked-based capital ratio of 15.4% and total risked-based capital ratio of 16.7%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As reflected below, the Company and the Bank exceeded the minimum capital ratios to listed at December 31, 2008:

(Dollars in Thousands)	Actual		For Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets						
Consolidated	$ 66,767	18.4%	$ 29,035	8.0%	N/A	N/A
HeritageBank of the South	$ 59,670	16.7%	$ 28,654	8.0%	$ 35,818	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 61,816	17.0%	$ 14,517	4.0%	N/A	N/A
HeritageBank of the South	$ 55,178	15.4%	$ 14,327	4.0%	$ 21,491	6.0%
Tier I Capital to Average Total Assets						
Consolidated	$ 61,816	12.6%	$ 19,622	4.0%	N/A	N/A
HeritageBank of the South	$ 55,178	11.0%	$ 19,983	4.0%	$ 24,979	5.0%

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 11 of the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

After converting to a federally chartered savings association, the Bank became a taxable organization. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since the Bank's transition to a federally chartered thrift, the Bank has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by the Company in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

Estimates of Fair Value

The estimation of fair value is significant to a number of the Company's assets, including, but not limited to, investment securities, goodwill, other real estate owned, and other repossessed assets. These are all recorded at either fair value or at the lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates, or market interest rates. Our estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Fair values for most investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on the quoted prices of similar instruments. The fair values of other real estate owned are typically determined based on appraisals by third parties, less estimated costs to sell.

Estimates of fair value are also required in performing an impairment analysis of goodwill. The Company reviews goodwill for impairment on at least an annual basis and whenever events or circumstances indicate the carrying value may not be recoverable. An impairment would be indicated if the carrying value exceeds the fair value of a reporting unit.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia
March 31, 2009

Consolidated Balance Sheets

(December 31, 2008 and 2007)

	2008	2007
Assets		
Cash and due from banks	**$ 10,159,602**	$ 8,953,836
Interest-bearing deposits in banks	**745,758**	379,961
Federal funds sold	**30,254,000**	14,505,000
Securities available for sale, at fair value	**116,140,525**	107,867,192
Federal Home Loan Bank Stock, at cost	**3,185,800**	2,969,700
Other equity securities, at cost	**1,010,000**	-
Loans	**302,487,892**	304,673,138
Less allowance for loan losses	**4,950,722**	4,415,669
Loans, net	**297,537,170**	300,257,469
Premises and equipment, net	**16,801,183**	14,815,520
Accrued interest receivable	**2,155,327**	2,586,357
Foreclosed assets	**2,119,818**	364,999
Intangible assets	**1,000,000**	1,000,000
Cash surrender value of bank owned life insurance	**14,136,119**	8,640,647
Other assets	**6,812,425**	6,331,560
	$ 502,057,727	$ 468,672,241
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 19,100,197**	$ 21,058,567
Interest-bearing	**319,445,797**	309,570,843
Total deposits	**338,545,994**	330,629,410
Federal funds purchased and securities sold under repurchase agreements	**41,497,491**	15,288,452
Other borrowings	**52,500,000**	50,000,000
Accrued interest payable	**1,045,042**	947,352
Other liabilities	**6,256,227**	6,214,877
Total liabilities	**439,844,754**	403,080,091
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	-	-
Common stock, par value $0.01; 25,000,000 shares authorized; 11,452,344 and 11,443,723 issued and outstanding	**114,523**	114,437
Capital surplus	**39,861,237**	39,009,323
Retained earnings	**41,357,209**	42,406,483
Accumulated other comprehensive loss	**(2,685,633)**	(3,303,342)
Unearned employee stock ownership plan (ESOP) shares, 286,455 and 330,525 shares	**(2,864,550)**	(3,305,250)
	75,782,786	74,921,651
Treasury stock, at cost, 993,498 and 615,934 shares	**(13,569,813)**	(9,329,501)
Total stockholders' equity	**62,212,973**	65,592,150
	$ 502,057,727	$ 468,672,241

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Years Ended December 31, 2008 and 2007)

	2008	2007
Interest income		
Interest and fees on loans	$ 20,881,600	$ 22,160,348
Interest on taxable securities	4,890,165	4,220,327
Interest on nontaxable securities	1,175,720	1,044,406
Interest on federal funds sold	232,456	543,683
Interest on deposits in other banks	15,424	28,592
	27,195,365	27,997,356
Interest expense		
Interest on deposits	9,042,782	10,858,559
Interest on other borrowings	3,451,560	2,603,812
	12,494,342	13,462,371
Net interest income	14,701,023	14,534,985
Provision for loan losses	3,350,000	1,178,000
Net interest income after provision for loan losses	11,351,023	13,356,985
Noninterest income		
Service charges on deposit accounts	3,957,589	3,928,553
Other service charges, commissions and fees	1,287,591	1,199,643
Brokerage fees	1,029,980	950,524
Mortgage origination fees	400,044	350,276
Bank owned life insurance	495,492	347,445
Impairment loss on securities	(3,119,181)	–
Gain (loss) on sale of securities	234,676	(355,161)
Other	301,308	269,011
	4,587,499	6,690,291
Noninterest expense		
Salaries and employee benefits	8,987,913	10,321,235
Equipment	1,217,142	1,109,431
Occupancy	1,204,156	1,045,058
Data processing fees	1,299,963	1,151,152
Directors fees and retirement	552,289	762,840
Consulting and other professional fees	317,957	603,275
Advertising and marketing	496,124	449,815
Legal and accounting	528,085	460,438
Telecommunications	257,617	231,159
Supplies	176,973	219,920
FDIC insurance and other regulatory fees	267,475	121,146
Loss on sale and writedowns of other real estate owned	386,317	–
Foreclosed asset expenses	229,039	41,834
Other operating	1,507,808	1,459,264
	17,428,858	17,976,567
Income (loss) before income tax benefit	(1,490,336)	2,070,709
Applicable income tax benefit	(1,227,976)	(850,396)
Net income (loss)	$ (262,360)	$ 2,921,105
Basic earnings (loss) per share	$ (0.03)	$ 0.28
Diluted earnings (loss) per share	$ (0.03)	$ 0.28

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Years Ended December 31, 2008 and 2007)

	2008	2007
Net income (loss)	**$ (262,360)**	$ 2,921,105
Other comprehensive income (loss):		
Net unrealized gain on cash flow hedge arising during the period, net of tax of $156,558	–	234,838
Net realized gain on termination of cash flow hedge during the period, net of tax of $510,078	**765,117**	–
Elimination of unrealized gain on cash flow hedge terminated during the period, net of tax of $156,558	**(234,838)**	–
Accretion of realized gain on terminated cash flow hedge, net of tax of $64,018	**(96,027)**	–
Net unrealized holding losses arising during period, net of tax benefit of $994,469 and $323,476	**(1,491,704)**	(492,140)
Reclassification adjustment for (gains) losses and securities impairment included in net income (loss), net of tax benefit of $1,153,802 and $140,858	**1,730,703**	214,303
Adjustment to recognize funded status of pension plan, net of tax benefit of $37,028 and $127,335	**(55,542)**	(162,463)
Total other comprehensive income (loss)	**617,709**	(205,462)
Comprehensive income	**$ 335,349**	$ 2,715,643

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Years Ended December 31, 2008 and 2007)

	Common Stock		Capital	Retained	Unearned ESOP	Treasury	Accumulated Other Comprehensive	
	Shares	Par Value	Surplus	Earnings	Shares	Stock	Income (Loss)	Total
Balance, December 31, 2006	11,449,155	$ 114,492	$37,807,784	$ 40,248,349	$ (3,745,950)	$ (8,518,017)	$ (3,097,880)	$ 62,808,778
Net income	–	–	–	2,921,105	–	–	–	2,921,105
Cash dividend declared, $0.24 per share	–	–	–	(762,971)	–	–	–	(762,971)
Stock-based compensation expense	–	–	811,781	–	–	–	–	811,781
Repurchase of 61,106 shares of stock for the treasury	–	–	–	–	–	(816,227)	–	(816,227)
Issuance of 310 shares of common stock from the treasury	–	–	110	–	–	4,743	–	4,853
Forfeiture of restricted shares of common stock	(14,632)	(147)	147	–	–	–	–	–
Other comprehensive loss	–	–	–	–	–	–	(205,462)	(205,462)
Excess tax benefit from stock-based compensation plans	–	–	64,119	–	–	–	–	64,119
Exercise of stock options	9,200	92	115,276	–	–	–	–	115,368
ESOP shares earned, 44,070 shares	–	–	210,106	–	440,700	–	–	650,806
Balance, December 31, 2007	11,443,723	114,437	39,009,323	42,406,483	(3,305,250)	(9,329,501)	(3,303,342)	65,592,160
Net loss	–	–	–	**(262,360)**	–	–	–	**(262,360)**
Cash dividend declared, $0.28 per share	–	–	–	**(786,914)**	–	–	–	**(786,914)**
Stock-based compensation expense	–	–	**809,086**	–	–	–	–	**809,086**
Repurchase of 377,894 shares of stock for the treasury	–	–	–	–	–	**(4,244,715)**	–	**(4,244,715)**
Issuance of 330 shares of common stock from the treasury	–	–	**(836)**	–	–	**4,403**	–	**3,567**
Forfeiture of restricted shares of common stock	**(884)**	**(9)**	**9**	–	–	–	–	–
Issuance of restricted shares of common stock	**9,505**	**95**	**(95)**	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	**617,709**	**617,709**
Tax benefit shortfall from stock-based compensation plans	–	–	**(3,432)**	–	–	–	–	**(3,432)**
ESOP shares earned, 44,070 shares	–	–	**47,182**	–	**440,700**	–	–	**487,882**
Balance, December 31, 2008	**11,452,344**	**$ 114,523**	**$39,861,237**	**$ 41,357,209**	**$ (2,864,550)**	**$ (13,569,813)**	**$ (2,685,633)**	**$ 62,212,973**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Years Ended December 31, 2008 and 2007)

	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	**$ (262,360)**	$ 2,921,105
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**964,205**	974,435
Provision for loan losses	**3,350,000**	1,178,000
ESOP compensation expense	**487,882**	650,806
Provision for deferred taxes	**(1,578,183)**	(246,373)
Stock-based compensation expense	**809,086**	811,781
Net gain on termination of cash flow hedge	**1,275,195**	–
Accretion of gain on termination of cash flow hedge	**(160,045)**	–
Impairment losses on securities available for sale	**3,119,181**	–
Net (gains) losses on sale of securities available for sale	**(234,676)**	355,161
Net losses on sale or disposal of premises and equipment	**865**	1,258
Increase in bank owned life insurance	**(495,472)**	(347,445)
Excess tax (benefit) shortfall related to stock-based compensation plans	**3,432**	(64,119)
(Increase) decrease in interest receivable	**431,030**	(297,530)
Increase in interest payable	**97,690**	424,686
(Increase) decrease in taxes receivable	**346,342**	(2,068,556)
Net other operating activities	**(83,939)**	1,821,174
Loss on sale and writedowns of other real estate owned	**386,317**	–
Total adjustments	**8,718,910**	3,193,278
Net cash provided by operating activities	**8,456,550**	6,114,383
INVESTING ACTIVITIES		
(Increase) decrease in interest-bearing deposits in banks	**(365,797)**	1,773,898
Purchases of securities available for sale	**(64,161,362)**	(81,182,050)
Proceeds from maturities of securities available for sale	**15,985,014**	14,472,492
Proceeds from sale of securities available for sale	**37,416,842**	42,595,907
Purchase of bank owned life insurance	**(5,000,000)**	–
Increase in Federal Home Loan Bank stock	**(216,100)**	(470,300)
Purchase of other equity securities	**(1,010,000)**	–
Increase in federal funds sold	**(15,749,000)**	(1,828,000)
Increase in loans, net	**(3,906,118)**	(29,340,852)
Purchases of premises and equipment	**(2,950,733)**	(3,225,354)
Proceeds from sale of premises and equipment	**–**	249,623
Proceeds from sale of other real estated owned	**1,112,341**	209,751
Net cash used in investing activities	**(38,844,913)**	(56,744,885)
FINANCING ACTIVITIES		
Increase in deposits	**$ 7,916,584**	$ 31,440,906
Increase in federal funds purchased and securities sold under repurchase agreements	**26,209,039**	9,757,058
Proceeds from other borrowings	**46,000,000**	15,000,000
Repayment of other borrowings	**(43,500,000)**	(5,000,000)
Excess tax (benefit) shortfall related to stock-based compensation plans	**(3,432)**	64,119
Proceeds from exercise of stock options	**–**	115,368
Purchase of treasury shares, net	**(4,241,148)**	(811,374)
Dividends paid to stockholders	**(786,914)**	(762,971)
Net cash provided by financing activities	**31,594,129**	49,803,106
Net increase (decrease) in cash and due from banks	**1,205,766**	(827,396)
Cash and due from banks at beginning of period	**8,953,836**	9,781,232
Cash and due from banks at end of period	**$ 10,159,602**	$ 8,953,836
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$ 12,396,652**	$ 13,037,685
Income taxes	**7,300**	1,464,533
NONCASH TRANSACTIONS		
Increase (decrease) in unrealized losses on securities available for sale	**$ (398,332)**	$ 463,068
Increase in unrealized gains on cash flow hedges	**–**	391,396
Decrease in unrealized gain on terminated cash flow hedges	**391,396**	–
Principal balances of loans transferred to other real estate owned	**3,276,417**	190,851
Pension liability adjustment	**92,570**	289,798

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group (the "Company") is a mid-tier holding company whose business is primarily conducted by its wholly-owned subsidiary, HeritageBank of the South (the "Bank"). The Company is a 75% owned subsidiary of Heritage, MHC, a federally chartered mutual holding company. The other 25% of the Company is owned by the public who acquired shares of the Company through a stock offering completed on June 29, 2005. Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes Southwest Georgia and Central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Minority Stock Offering

The Company completed an initial public stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, of which 50% was contributed to the Bank and $4.4 million was lent to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to Heritage, MHC, so that Heritage, MHC would own 70% of the outstanding common stock at the closing of that offering.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, contingent assets and liabilities and deferred tax assets. The determination of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits, interest receivable, deposits, federal funds purchased and securities sold under repurchase agreements and interest payable in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balance requirements was approximately $2,141,000 and $1,749,000 at December 31, 2008 and 2007, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including other equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost. Restricted equity securities are recorded at cost.

Notes to Consolidated Financial Statements

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer and installment loans, are recognized at the time the loan is placed on the books. Loan origination fees for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Allowance for Loan Losses

The allowance for loan losses is established as lossese are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees

The Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	39
Furniture and equipment	3-7

Intangible Assets

Intangible assets consist of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006. This indefinite lived intangible asset is required to be tested at least annually for impairment or whenever events occur that may indicate the recoverability of the carrying amount is not probable. In the event of impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performed its annual test of impairment in the fourth quarter and determined that there was no impairment in the carrying value of this intangible asset.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. (Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.) Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2008 and 2007 was $2,119,818 and $364,999, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Notes to Consolidated Financial Statements

Employee Stock Ownership Plan ("ESOP")

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses an average cost method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of deferred tax assets. Management believes that the Company will generate sufficient operating earnings to realize the deferred tax benefits.

Earnings (Loss) Per Share

Basic earnings (loss) per share represent income (loss) available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted earnings (loss) per share are computed by dividing net income (loss) by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested restricted shares.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

SFAS No. 141, "Business Combinations (Revised 2007)." SFAS 141R replaces SFAS 141, "Business Combinations," and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred

Notes to Consolidated Financial Statements

rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, "Accounting for Contingencies." SFAS 141R is expected to have a significant impact on the Company's accounting should it enter into any business combinations closing on or after January 1, 2009.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157, with the exception of certain provisions, became effective for the Company on January 1, 2008 (see Note 18 - Fair Value of Financial Instruments).

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 became effective for the Company on January 1, 2008. The adoption of this statement did not have a significant impact on the Company's financial statements.

SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51." SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as a minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Corporation on January 1, 2009 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The hierarchical guidance provided by SFAS 162 did not have a significant impact on the Company's financial statements.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of Interpretation 48 on January 1, 2007 did not significantly impact the Company's financial statements.

FSP No. 48-1 "Definition of Settlement in FASB Interpretation No. 48." FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Company's financial statements.

Notes to Consolidated Financial Statements

NOTE 2. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
U. S. Government sponsored agency securities	**$ 20,923,967**	**$ 248,091**	**$ (7,077)**	**$ 21,164,981**
State and municipal securities	**30,052,558**	**60,677**	**(2,602,013)**	**27,511,222**
Corporate debt securities	**2,187,686**	**-**	**(398,303)**	**1,789,383**
Mortgage-backed securities	**64,380,979**	**1,469,043**	**(442,624)**	**65,407,398**
Total debt securities	**117,545,190**	**1,777,811**	**(3,450,017)**	**115,872,984**
Equity securities	**434,801**	**20,999**	**(188,259)**	**267,541**
Total securities	**$ 117,979,991**	**$ 1,798,810**	**$ (3,638,276)**	**$ 116,140,525**
December 31, 2007:				
U. S. Government sponsored agency securities	$ 14,969,355	$ 62,808	$ (35,858)	$ 14,996,305
State and municipal securities	32,991,873	42,779	(1,156,205)	31,878,447
Corporate debt securities	4,453,786	–	(600,183)	3,853,603
Mortgage-backed securities	55,765,963	265,446	(432,910)	55,598,499
Total debt securities	108,180,977	371,033	(2,225,156)	106,326,854
Equity securities	1,924,014	–	(383,676)	1,540,338
Total securities	$ 110,104,991	$ 371,033	$ (2,608,832)	$ 107,867,192

The amortized cost and fair value of debt securities available for sale as of December 31, 2008 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$ 1,500,000	$ 1,511,670
Due from one year to five years	2,564,821	2,487,407
Due from five to ten years	8,316,844	7,995,632
Due after ten years	40,782,546	38,470,877
Mortgage-backed securities	64,380,979	65,407,398
	$ 117,545,190	$ 115,872,984

Securities with a carrying value of $64,931,946 and $40,863,150 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31, 2008	December 31, 2007
Gross gains on sales of securities	**$ 361,701**	$ 108,594
Gross losses on sales of securities	**(127,025)**	(463,755)
Net realized gains (losses) on sales of securities available for sale	**$ 234,676**	$ (355,161)

Notes to Consolidated Financial Statements

During 2008, the Company recorded an other than temporary impairment charges on securities of three issuers whose securities were held in our available for sale portfolio. An other than temporary impairment charge of $1.5 million was recorded on its investment in Freddie Mac preferred stock. The value of these securities declined significantly after the U.S. Government placed both companies into conservatorship in September 2008. The securities have a new cost basis of approximately $1. In addition, the Company impaired the corporate bonds of General Motors, in which we had an investment of $1.2 million that was written down to $220,000, and the corporate bonds of Ford Motor Credit, in which the Company held an investment of $1.0 million that was written down to $400,000. Subsequent to the write down, the Company saw a significant increase in the value of the corporate bonds. Based on the change in value, the Company sold the investments in General Motors and Ford Motor Credit for an approximate gain of $172,000. The Company still holds the investment in the preferred stock of Freddie Mac at December 31, 2008.

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2008 and 2007.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:						
U.S. Government sponsored agency securities	**$ 1,992,923**	**$ (7,077)**	**$ –**	**$ –**	**$ 1,992,923**	**$ (7,077)**
State and municipal securities	**12,567,698**	**(889,679)**	**10,383,740**	**(1,712,334)**	**22,951,438**	**(2,602,013)**
Corporate debt securities	**–**	**–**	**763,444**	**(398,303)**	**763,444**	**(398,303)**
Mortgage-backed securities	**4,366,655**	**(378,461)**	**4,772,176**	**(64,163)**	**9,138,831**	**(442,624)**
Subtotal, debt securities	**18,927,276**	**(1,275,217)**	**15,919,360**	**(2,174,800)**	**34,846,636**	**(3,450,017)**
Equity securities	**–**	**–**	**246,541**	**(188,259)**	**246,541**	**(188,259)**
Total temporarily impaired securities	**$ 18,927,276**	**$ (1,275,217)**	**$ 16,165,901**	**$ (2,363,059)**	**$ 35,093,177**	**$ (3,638,276)**
December 31, 2007:						
U.S. Government sponsored agency securities	$ 1,491,434	$ (8,566)	$ 1,470,007	$ (27,292)	$ 2,961,441	$ (35,858)
State and municipal securities	18,870,294	(1,014,825)	5,601,015	(141,380)	24,471,309	(1,156,205)
Corporate debt securities	–	–	2,822,003	(600,183)	2,822,003	(600,183)
Mortgage-backed securities	5,096,750	(11,716)	15,847,197	(421,194)	20,943,947	(432,910)
Subtotal, debt securities	25,458,478	(1,035,107)	25,740,222	(1,190,049)	51,198,700	(2,225,156)
Equity securities	1,214,192	(275,023)	326,147	(108,653)	1,540,339	(383,676)
Total temporarily impaired securities	$ 26,672,670	$ (1,310,130)	$ 26,066,369	$ (1,298,702)	$ 52,739,039	$ (2,608,832)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry analysts' reports. As management has the intent and ability to hold the securities until maturity, or for the foreseeable future and due to the fact that the unrealized losses relate primarily to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer, no declines are deemed to be other than temporary.

Notes to Consolidated Financial Statements

The investment in the common stock of the Federal Home Loan Bank of Atlanta is accounted for by the cost method, which also represents par value, and is made for long-term business affiliation reasons. In addition, this investment is subject to restrictions relating to sale, transfer or other disposition. Dividends are recognized in income when declared. The carrying value of this investment at December 31, 2008 is $3,185,800. The estimated fair value of this investment is $3,185,800 as of December 31, 2008 and therefore is not considered impaired.

Other equity securities represent an investment in the common stock of the Chattahoochee Bank of Georgia ("Chattahoochee"), a de novo bank in Gainesville, Georgia. The Company accounts for this investment by the cost method. This investment represents approximately 4.9% of the outstanding shares of Chattahoochee. Since its initial capital raise, Chattahoochee has not had any stock transactions, and therefore, no fair market value is readily available. The carrying value of this investment at December 31, 2008 is $1,010,000. The Company plans to hold this investment for the foreseeable future, and does not consider it impaired as of December 31, 2008.

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31,	
	2008	2007
Commercial real estate	**$ 52,477,396**	$ 41,630,161
Commercial and industrial loans	**42,838,238**	44,921,900
Multifamily	**10,719,282**	12,296,741
Construction and land	**43,296,696**	51,308,309
Farmland	**5,743,563**	4,817,842
Mortgage loans, 1-4 families	**79,727,032**	74,752,559
Home equity	**18,343,923**	17,256,522
Indirect auto loans	**26,577,958**	31,898,142
Direct auto loans	**13,175,286**	15,819,782
Student loans	**552,174**	593,765
Other	**9,036,344**	9,377,415
	302,487,892	304,673,138
Total allowance for loan losses	**(4,950,722)**	(4,415,669)
Loans, net	**$ 297,537,170**	$ 300,257,469

The following is a summary of information pertaining to impaired loans:

	As of and For the Years Ended December 31,	
	2008	2007
Impaired loans without a valuation allowance	**$ –**	$ –
Impaired loans with a valuation allowance	**7,281,226**	3,211,635
Total impaired loans	**$ 7,281,226**	$ 3,211,635
Valuation allowance related to impaired loans	**$ 666,193**	$ 434,986
Average investment in impaired loans	**$ 4,811,203**	$ 1,928,011
Forgone interest income on impaired loans	**$ 202,843**	$ 66,180

Loans on nonaccrual status amounted to $7,281,226 and $3,211,635 at December 31, 2008 and 2007, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2008 and 2007, respectively. There were no significant amounts of interest income recognized on impaired loans on the cash basis for the years ended December 31, 2008 and 2007.

Notes to Consolidated Financial Statements

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2008	2007
Balance, beginning of year	**$ 4,415,669**	$ 4,075,997
Provision for loan losses	**3,350,000**	1,178,000
Loans charged off	**(3,001,570)**	(1,033,471)
Recoveries of loans previously charged off	**186,623**	195,143
Balance, end of year	**$ 4,950,722**	$ 4,415,669

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans at December 31, 2008 are summarized as follows:

Balance, beginning of year	$ 10,621,943
Advances	15,397,037
Repayments	(15,943,120)
Balance, end of year	$ 10,075,860

NOTE 4. OTHER REAL ESTATE OWNED

Premises and equipment are summarized as follows:

	Years Ended December 31,	
	2008	2007
Balance, beginning of year	**$ 287,030**	$ 305,930
Additions	**3,276,417**	190,851
Disposals	**(1,112,341)**	(209,751)
Loss on sale and write downs of other real estate owned	**(386,317)**	–
Balance, end of year	**$ 2,064,789**	$ 287,030

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2008	2007
Land and improvements	**$ 5,864,170**	$ 4,770,720
Buildings	**12,511,976**	8,959,020
Furniture and equipment	**8,578,984**	7,797,802
Construction in progress	**40,674**	2,641,120
	26,995,804	24,168,662
Accumulated depreciation	**(10,194,621)**	(9,353,142)
	$ 16,801,183	$ 14,815,520

Construction in progress at December 31, 2008 consisted primarily of costs associated with the purchase of real estate and design for a new branch location in the Albany market area. Currently, the Company has not started construction of this facility and does not have an estimated cost for the facility.

Included in construction in progress at December 31, 2007 was $2,641,120 for the construction of two branches in Ocala, Florida. These branches were completed and placed in service in 2008 for a total cost of approximately $3.5 million.

Depreciation and amortization expense was $964,205 and $974,435 for the years ended December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

Leases

The Company has three leases for office space being, two used as branch locations and one for the Company's investment division. One of the branch facilities is leased on a month-to-month basis in Lee County, Georgia. The Company intends to discontinue the lease of this location on June 30, 2009. The other branch location is under a noncancelable operating lease on its banking facility in Ocala, Florida. The lease for the investment division is under a noncancelable lease in Albany, Georgia.

The Company has also obtained assignment of a 99 year land lease associated with its main office in Ocala, Florida with a remaining life of approximately 64 years.

Rental expense under all operating leases amounted to approximately $147,225 and $129,054 for the years ended December 31, 2008 and 2007, respectively.

Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2009	$ 106,900
2010	81,800
2011	24,500
2012	13,200
2013	13,200
Thereafter	770,000
	$ 1,009,600

NOTE 6. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was $58,363,282 and $80,700,272, respectively. The scheduled maturities of time deposits at December 31, 2008 are as follows:

2009	$143,929,221
2010	13,773,394
2011	5,384,507
2012	1,403,454
2013 and beyond	2,144,349
	$166,634,925

At December 31, 2008 and 2007, overdraft deposit accounts reclassified to loans totaled $267,806 and $513,430, respectively.

The Company had $53,039,736 and $64,894,275 in brokered deposits as of December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

NOTE 7. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. All employees that meet certain age and service requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	December 31, 2008	December 31, 2007
Changes in benefit obligations:		
Obligations at beginning of year	**$ 7,574,649**	$ 7,361,124
Service cost	**753,177**	707,337
Interest cost	**398,996**	413,137
Benefits paid	**(615,968)**	(1,271,190)
Actuarial (gain) loss	**(1,357,251)**	364,241
Obligations at end of year	**$ 6,753,603**	$ 7,574,649
Changes in plan assets:		
Fair value of assets at beginning of year	**$ 6,227,688**	$ 6,050,241
Actual return on assets	**(1,320,750)**	248,637
Company contributions	**301,104**	1,200,000
Benefits paid	**(615,968)**	(1,271,190)
Fair value of assets at end of year	**$ 4,592,074**	$ 6,227,688
Funded status at end of year, included in other liabilities	**$ (2,161,529)**	$ (1,346,961)
Pretax amounts recognized in accumulated other comprehensive income consist of:		
Net loss	**$ 3,564,058**	$ 3,462,374
Prior service cost	**175,933**	185,047
	$ 3,739,991	$ 3,647,421
Accumulated benefit obligation	**$ 5,424,718**	$ 6,065,240
Net periodic benefit cost:		
Service cost	**$ 753,177**	$ 707,337
Interest cost	**398,996**	413,137
Expected return on plan assets	**(449,094)**	(465,558)
Amortization of prior losses	**310,909**	282,250
Amortization of service costs	**9,114**	9,114
Net periodic benefit cost	**$ 1,023,102**	$ 946,280

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Current year actuarial loss	**$ 412,593**	$ 581,162
Amortization of prior losses	**(310,909)**	(282,250)
Amortization of prior service cost	**(9,114)**	(9,114)
Total recognized in other comprehensive income	**$ 92,570**	$ 289,798

Notes to Consolidated Financial Statements

	December 31, 2008	2007
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**6.50%**	5.75%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2008 and 2007 is as follows:

	2008	2007
Fixed income	**78.3%**	59.4%
Equities	**20.3%**	39.1%
Cash and cash equivalents	**1.4%**	1.5%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2009.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows:

Prior service cost	$ 9,114
Net loss	332,034
	$ 341,148

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2009	$ 320,153
2010	318,740
2011	536,324
2012	1,147,458
2013	558,880
2014-2018	4,387,365

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Bank matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Bank's match was approximately $100,000 and $87,000 for December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4,407,000 from the Company. The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. An employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2008 and 2007 amounted to $556,691 in each year.

Compensation expense for shares committed to be released under the Company's ESOP in 2008 and 2007 were $487,882 and $650,806, respectively. Shares held by the ESOP were as follows:

	2008	2007
Shares released for allocation	**154,245**	110,175
Unearned	**286,455**	330,525
Total ESOP shares	**440,700**	440,700
Fair value of unearned shares	**$ 2,578,095**	$ 3,718,406

NOTE 8. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $14,136,119 and $8,640,647 at December 31, 2008 and 2007, respectively, is separately stated on the consolidated balance sheets. In September of 2007, the Company accelerated vesting under its deferred compensation agreements with each of its currently serving covered directors and executives. Under this acceleration, each covered director and executive is fully vested in their plan balance.

Accrued deferred compensation of $3,123,970 and $3,484,114 at December 31, 2008 and 2007, respectively, is included in other liabilities.

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2008 and 2007, the liability for these agreements was $439,893 and $362,064, respectively, and is included in other liabilities.

Aggregate compensation expense under the plans was $61,507 and $1,443,220 for 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

NOTE 9. FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under repurchase agreements are secured borrowings and are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Federal funds purchased and securities sold under repurchase agreements at December 31, 2008 and 2007 were as follows:

	December 31,	
	2008	2007
Federal funds purchased from Chattahoochee Bank of Georgia with interest at 0.15% maturing daily.	**$ 10,969,017**	$ –
Sold in overnight agreements maturing in one to four days.	**528,474**	288,452
Sold in a structured agreement due January 25, 2015. The rate resets quarterly until January 25, 2011. At that date, it can be terminated or renewed at a rate of 3.78% until maturity. The rate at December 31, 2008 was 3.01%.	**5,000,000**	–
Sold in a structured agreement due March 3, 2013. The rate resets quarterly until September 3, 2010. At that date, it can be terminated or renewed at a rate of 3.45% fixed until maturity. The rate at December 31, 2008 was 1.95%.	**5,000,000**	–
Sold in a structured agreement due March 3, 2018. The rate is fixed at a rate of 2.19% until March 3, 2010. At that date, it can be renewed at a variable rate or terminated.	**5,000,000**	–
Sold in a structured agreement at a variable rate due March 8, 2017 with a quarterly put beginning March 8, 2010. The rate resets quarterly and was 1.79% at December 31, 2008.	**10,000,000**	10,000,000
Sold in a structured agreement at a fixed rate of 4.75% due August 21, 2017 with a quarterly put beginning August 21, 2011.	**5,000,000**	5,000,000
	$ 41,497,491	$ 15,288,452

NOTE 10. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2008	2007
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.16% until March 24, 2009, due June 22, 2009	**$ 10,000,000**	$ 10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71% until September 17, 2009, due September 17, 2014	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23% until August 17, 2010, due August 17, 2015	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a variable rate of 2.85%, due February 28, 2011	**7,500,000**	–
Advance from Federal Home Loan Bank with interest at a fixed rate of 2.74% until July 23, 2009, due July 23, 2018	**10,000,000**	–
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54% until October 30, 2009, due October 31, 2016	**15,000,000**	15,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.24%, due July 21, 2008	–	10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.36%, due December 10, 2008	–	5,000,000
	$ 52,500,000	$ 50,000,000

Notes to Consolidated Financial Statements

The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans, as well as FHLB stock.

Other borrowings at December 31, 2008 have maturities in future years as follows:

2009	$ 10,000,000
2010	–
2011	7,500,000
2012	–
2013	–
Later years	35,000,000
	$ 52,500,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions including the FHLB totaling approximately $73,903,000 at December 31, 2008.

NOTE 11. INCOME TAXES

The income tax benefit in the consolidated statements of operations consists of the following:

	Years Ended December 31,	
	2008	2007
Current	$ **350,207**	$ 457,865
Reversal of contingent tax liability	–	(1,061,888)
Deferred	**(1,578,183)**	(246,373)
	$ (1,227,976)	$ (850,396)

The Company's income tax benefit differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2008	2007
Tax at federal income tax rate	$ **(506,714)**	$ 704,041
Increase (decrease) resulting from:		
Reversal of contingent tax liability	–	(1,061,888)
Tax-exempt interest	**(407,702)**	(361,592)
Bank owned life insurance	**(168,467)**	(118,131)
Employee Stock Ownership Plan	**(23,395)**	31,999
Other	**(121,698)**	(44,825)
Provision for income tax benefits	**$ (1,227,976)**	$ (850,396)

Notes to Consolidated Financial Statements

	Years Ended December 31,	
	2008	2007
Deferred tax assets:		
Loan loss reserves	**$ 1,486,793**	$ 1,099,315
Deferred compensation	**1,076,788**	1,182,086
Organizational cost	**4,832**	9,664
Pension liability	**1,495,663**	1,458,633
Unrealized loss on securities available for sale	**728,738**	888,070
Impairment loss on securities available for sale	**600,000**	–
Stock-based compensation	**300,567**	224,333
Nonaccrual loans	**81,136**	10,922
Other	**5,676**	5,676
	5,780,193	4,878,699
Deferred tax liabilities:		
Depreciation and amortization	**31,701**	350,926
Realized gains on terminated cash flow hedges	**446,060**	–
Unrealized gain on cash flow hedges	**–**	156,558
Deferred pension costs	**35,468**	324,267
Deferred loans costs	**75,384**	21,747
	588,613	853,498
Net deferred tax assets	**$ 5,191,580**	$ 4,025,201

NOTE 12. EARNINGS (LOSS) PER SHARE

The components used to calculate basic and diluted earnings (loss) per share as required by Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128") for the years ended December 31, 2008 and 2007 follows:

	Years Ended December 31,	
	2008	2007
Basic earnings and shares:		
Net income (loss)	**$ (262,360)**	$ 2,921,105
Weighted-average basic shares outstanding	**10,208,981**	10,337,804
Basic earnings (loss) per share:		
Net income (loss)	**$ (0.03)**	$ 0.28
Diluted earnings and shares:		
Net income (loss)	**$ (262,360)**	$ 2,921,105
Weighted-average basic shares outstanding	**10,208,981**	10,337,804
Add: Stock options and nonvested shares	**–**	39,521
Weighted-average diluted shares outstanding	**10,208,981**	10,377,325
Diluted earnings per share:		
Net income (loss)	**$ (0.03)**	$ 0.28

At December 31, 2008 and 2007, potential common shares of 614,168 and 7,500 were not included in the calculation of diluted earnings (loss) per share because the assumed exercise of such shares would be anti-dilutive.

Notes to Consolidated Financial Statements

NOTE 13. STOCK PLANS AND STOCK-BASED COMPENSATION

On May 17, 2006, our stockholders approved the 2006 Equity Incentive Plan ("the Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, to provide directors, advisory directors, officers and employees of Heritage Financial Group and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 771,149 shares, of which 550,821 were available as stock options or stock appreciation rights and 220,328 shares were available as restricted stock awards.

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

On May 19, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* (SFAS 123R) as part of approving its first stock-based compensation arrangement.

At December 31, 2008, there was approximately $755,000 of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 2.5 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the table below. Expected volatilities are based on historical volatility of a peer group of the Company's stock. Expected dividends are based on dividend trends and the market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of the two plans at December 31, 2008 and 2007, along with changes during the years then ended follows:

	2008		2007	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	**474,605**	**$ 12.60**	520,605	$ 12.60
Granted	**19,750**	**11.25**	–	–
Exercised	–	–	(9,200)	12.54
Forfeited	**(2,240)**	**12.54**	(36,800)	12.54
Expired	**(560)**	**12.54**	–	–
Under option, end of year	**491,555**	**$ 12.55**	474,605	$ 12.60
Exercisable at end of year	**188,720**	**$ 12.61**	94,921	$ 12.60
Weighted-average fair value per option of options granted during year		**$ 1.91**		$ -
Total grant date fair value of options vested during the year		**$ 303,124**		$ 333,900
Total intrinsic value of options exercised during the year		**$ –**		$ 14,812
Shares available for grant		**49,506**		67,016

Notes to Consolidated Financial Statements

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Years Ended December 31, 2008	Years Ended December 31, 2007
Stock options vested and expected to vest:		
Number	**491,555**	474,605
Weighted-average exercise price	**$ 12.55**	$ 12.60
Aggregate intrinsic value	**–**	–
Weighted-average contractual term of options	**7.5 years**	8.4 years
Stock options vested and currently exercisable:		
Number	**188,720**	94,921
Weighted-average exercise price	**$ 12.60**	$ 12.60
Aggregate intrinsic value	**–**	–
Weighted-average contractual term of options	**7.4 years**	8.4 years

A further summary of the options outstanding at December 31, 2008 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 12.54	464,305	7.4	$ 12.54	185,720	$ 12.54
$ 16.63	7,500	7.9	$ 16.63	3,000	$ 16.63
$ 11.25	19,750	9.0	$ 11.25	–	$ –
	491,555	7.5	$ 12.55	188,720	$ 12.61

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing mode. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions listed in the table below were used for the period indicated.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Weighted-average risk-free interest rate	**4.01%**	5.04%
Weighted-average expected life of the options	**7.5 years**	7.5 years
Weighted-average expected dividends (as a percent of the fair value of the stock)	**2.55%**	1.48%
Weighted-average expected volatility	**14.37%**	14.41%

For the years ended December 31, 2008 and 2007, the Company recognized pre-tax compensation expense related to stock options of approximately $311,000 and $316,000, respectively.

The Company also grants restricted stock periodically as a part of the 2006 Plan for the benefit of employees and directors. Under the Plan, 220,328 shares of common stock were reserved for restricted stock grants. At December 31, 2007, restricted stock grants covering 217,410 shares of common stock had been issued, 15,516 had been forfeited, and 18,434 shares were available for grant. Restricted stock grants are made

Notes to Consolidated Financial Statements

at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the year ended December 31, 2008:

	Restricted Shares	Weighted-Average Market Price at Grant
Balance, beginning of year	151,692	$ 12.60
Granted	9,505	11.25
Vested	(37,700)	12.60
Forfeited	(884)	12.54
Balance, end of year	122,613	$ 12.50

The balance of unearned compensation related to these restricted shares as of December 31, 2008 was approximately $1,222,000, which is expected to be recognized over a weighted-average of 2.5 years. Total compensation expense recognized for the restricted shares granted to employees and directors for the years ended December 31, 2008 and 2007 was approximately $498,000 and $496,000, respectively.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS

In 2007, the Company entered into three, 5-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. At December 31, 2007, the Company reported a $234,838 gain, net of a $156,558 tax effect, in other comprehensive income related to cash flow hedges. For the year ended December 31, 2007, the Company recorded a $2,372 reduction in interest and fees on loans from theses derivative instruments. The Company documents, both at inception and periodically over the life of the hedge, its analysis of actual and expected hedge effectiveness. To the extent that the hedge of future cash flows is deemed ineffective, changes in the fair value of the derivative are recognized in earnings as a component of other noninterest expense. For the year ended December 31, 2007, there was no ineffectiveness recognized in other noninterest expense attributable to cash flow hedges. A summary of the Company's derivative financial instruments at December 31, 2007 is shown in the following table:

Commence Date	Termination Date	Derivative Type	Notional Amount	Rate Received	Rate Hedged	Estimated Fair Value at December 31, 2007
10/29/2007	10/29/2012	Interest rate swap	$ 10,000,000	7.33% Fixed	Prime Floating	$ 159,043
11/2/2007	11/2/2012	Interest rate swap	5,000,000	7.50% Fixed	Prime Floating	117,316
11/2/2007	11/2/2012	Interest rate swap	5,000,000	8.00% Fixed	Prime Floating + 0.50%	115,037
			$ 20,000,000			$ 391,396

In March 2008, the Company terminated these swap agreements for a cash payment from its counterparty in the amount of $898,725. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2008, the Company had a balance of $751,661 of unaccreted gain related to these swap agreements. In May 2008, the Company entered into two, 3-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. In November 2008, the Company terminated these swap agreements for a cash payment from its counterpart in the amount of $376,471. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2008, the Company had a balance of $363,489 of unaccreted gain related to these swap agreements. In 2008, the Company recorded interest income of $160,046 on the accretion of terminated cash flow hedges. The Company also reported net interest income of $141,854 during 2008 for periods in which the above cash flow hedges were effective. At December 31, 2008, the Company had no remaining derivative contracts in place.

The following table sets forth the amounts of deferred gain that will be accreted into interest income from these cash flow hedges in the years indicated:

2009	$ 351,866
2010	351,866
2011	248,013
2012	163,405
	$ 1,115,150

NOTE 15. COMMITMENTS AND CONTINGENCIES

The Company's asset-liability management policy allows the use of certain derivative financial instruments for hedging purposes in managing the Company's interest rate risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The most common derivative instruments include interest rate swaps, caps, floors and collars. The Company accounts for its derivative financial instruments under FASB No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and as such, the fair value of its derivative financial instruments is included in other assets in the Consolidated Statement of Condition.

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2008	2007
Commitments to extend credit	**$ 37,200,583**	$ 44,174,786
Financial standby letters of credit	**4,989,085**	4,990,926
	$ 42,189,668	$ 49,165,712

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Notes to Consolidated Financial Statements

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2008 and 2007, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2008 and 2007.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 16. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in Southwest Georgia and North Central Florida. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical areas served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $12.0 million.

NOTE 17. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2008, approximately $244,000 of retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2008 and 2007, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

Notes to Consolidated Financial Statements

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital to Risk Weighted Assets						
Consolidated	**$ 66,767**	**18.4%**	**$ 29,035**	**8.0%**	**$ n/a**	**–**
HeritageBank of the South	**59,670**	**16.7%**	**28,654**	**8.0%**	**35,818**	**10.0%**
Tier I Capital to Risk Weighted Assets						
Consolidated	**$ 61,816**	**17.0%**	**$ 14,517**	**4.0%**	**$ n/a**	**–**
HeritageBank of the South	**55,178**	**15.4%**	**14,327**	**4.0%**	**21,491**	**6.0%**
Tier I Capital to Average Assets:						
Consolidated	**$ 61,816**	**12.6%**	**$ 19,622**	**4.0%**	**$ n/a**	**–**
HeritageBank of the South	**55,178**	**11.0%**	**19,983**	**4.0%**	**24,979**	**5.0%**
As of December 31, 2007:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 70.451	19.5%	$ 28,897	8.0%	$ n/a	–
HeritageBank of the South	60,191	17.1%	28,087	8.0%	35,108	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 66,062	18.3%	$ 14,448	4.0%	$ n/a	–
HeritageBank of the South	55,802	15.9%	14,043	4.0%	21,065	6.0%
Tier I Capital to Average Assets:						
Consolidated	$ 66,062	14.9%	$ 17,756	4.0%	$ n/a	–
HeritageBank of the South	55,802	12.6%	17,710	4.0%	22,138	5.0%

Heritage Financial Group is subject to Georgia capital requirements for holding companies. At December 31, 2008, Heritage Financial Group had total equity of approximately $62.2 million or 12.4% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group had Tier 1 leverage capital of $61.8 million or 12.6%, which is $42.2 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. On February 12, 2008, the FASB issued Staff Position 157-2 which defers the effective date of SFAS No. 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. All other provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Notes to Consolidated Financial Statements

On October 10, 2008, the FASB issued FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active."* This FSP clarified the application of SFAS No. 157 in a market that is not active and reiterated that the results of distressed sales or forced liquidations are not determinative when measuring fair value. It emphasized that when determining fair value, the use of management's internal assumptions concerning future cash flows discounted at an appropriate risk-adjusted interest rate is acceptable when relevant observable market data do not exist. In some situations, multiple inputs from a variety of sources may provide the best evidence of fair value. The FSP also described how the use of broker quotes should be considered when assessing the relevance of observable and unobservable inputs. The impact of this statement is minimal, as this FSP provides clarification to existing guidance.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Bank uses various methods including market, income and cost approaches. Based on these approaches, the Bank often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Bank utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Bank is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and U.S. Government-sponsored enterprise debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Notes to Consolidated Financial Statements

The following table presents financial assets measured at fair value on a recurring basis:

	Assets/Liabilities Measured at Fair Value December 31, 2008	Fair Value Measurements at December 31, 2008 Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	**$ 116,140,525**	**$ 21,000**	**$ 116,119,525**	**$ –**

Assets Measured at Fair Value on a Non-recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan impairment as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan impairment as non-recurring Level 3. At December 31, 2008, there were no impaired loans reported at fair value utilizing Level 2 valuation inputs. Impaired loans with a carrying value of $7,281,226 were reduced by specific valuation allowance allocations totaling $666,193 total reported fair value of $6,615,033 on collateral valuations utilizing Level 3 valuation inputs at December 31, 2008.

Fair Value Option

In February, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.* SFAS No. 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately on the balance sheet. While SFAS No. 159 became effective for the Company beginning January 1, 2008, the Company has not elected the fair value option that is offered by this statement.

Disclosures about Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Notes to Consolidated Financial Statements

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Cash Flow Hedge Derivative Instruments: The carrying amount and fair value of cash flow hedge derivative instruments in based on available quoted market prices.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements: The fair value of fixed rate federal funds purchased and securities sold under repurchase agreements is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Other Borrowings: The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and interest-bearing deposits in banks	**$ 10,905,360**	**$ 10,905,360**	$ 9,333,797	$ 9,333,797
Federal funds sold	**$ 30,254,000**	**$ 30,254,000**	$ 14,505,000	$ 14,505,000
Securities available for sale	**$ 116,140,525**	**$ 116,140,525**	$ 107,867,192	$ 107,867,192
Federal home loan bank stock	**$ 3,185,800**	**$ 3,185,800**	$ 2,969,700	$ 2,969,700
Other equity securities	**$ 1,010,000**	**$ 1,010,000**	$ -	$ -
Loans	**$ 302,487,892**	**$ 309,635,072**	$ 304,673,138	$ 310,270,355
Allowance for loan losses	**4,950,722**	**-**	4,415,669	-
Loans, net	**$ 297,537,170**	**$ 309,635,072**	$ 300,257,469	$ 310,270,355
Cash flow hedge derivative instruments	**$ -**	**$ -**	$ 391,396	$ 391,396
Accrued interest receivable	**$ 2,155,327**	**$ 2,155,327**	$ 2,586,357	$ 2,586,357
Financial liabilities:				
Deposits	**$ 338,545,994**	**$ 336,904,274**	$ 330,629,410	$ 333,449,645
Federal funds purchased and securities sold under repurchase agreements	**$ 41,497,491**	**$ 44,497,491**	$ 15,288,452	$ 15,870,319
Other borrowings	**$ 52,500,000**	**$ 56,936,956**	$ 50,000,000	$ 51,099,312
Accrued interest payable	**$ 1,045,042**	**$ 1,045,042**	$ 947,352	$ 947,352

Notes to Consolidated Financial Statements

NOTE 19. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and due from banks	**$ 112,682**	$ 314,135
Federal funds sold	**62,000**	2,463,000
Other equity securities, at cost	**1,010,000**	–
Securities available for sale, at fair value	**4,616,161**	6,727,072
Investment in subsidiary	**55,884,743**	55,867,990
Premises and equipment, net	**469,986**	484,691
Other assets	**941,580**	449,703
Total assets	**$ 63,097,152**	$ 66,306,591
Liabilities		
Other liabilities	**$ 884,179**	$ 714,441
Stockholders' equity	**62,212,973**	65,592,150
Total liabilities and stockholders' equity	**$ 63,097,152**	$ 66,306,591

Condensed Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Income		
Dividends from subsidiaries	**$ 1,571,500**	$ 1,200,000
Interest	**359,260**	523,604
Impairment loss on securities	**(860,049)**	–
Gain on sale of securities	**89,250**	–
Other income	**1,571**	–
Total income	**1,161,532**	1,723,604
Expense		
Depreciation	**14,705**	14,618
Other expense	**768,009**	956,704
Total expense	**782,714**	971,322
Income before income tax benefits and equity in undistributed earnings (distributions in excess of earnings) of subsidiary	**378,818**	752,282
Income tax benefits	**441,145**	225,784
Income before equity in undistributed earnings (distributions in excess of earnings) of subsidiary	**819,963**	978,066
Equity in undistributed earnings (distributions in excess of earnings) of subsidiary	**(1,082,323)**	1,943,039
Net income (loss)	**$ (262,360)**	$ 2,921,105

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	**$ (262,360)**	$ 2,921,105
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	**14,705**	14,618
Excess tax (benefit) shortfall related to stock-based compensation plans	**3,432**	(64,119)
Stock-based compensation expense	**225,420**	811,781
Impairment losses on securities available for sale	**860,049**	–
Gain on sale of securities	**(89,250)**	–
(Equity in undistributed earnings) distributions in excess of earnings of subsidiary	**1,082,323**	(1,943,039)
Other operating activities	**(393,772)**	(535,274)
Total adjustments	**1,702,907**	(1,716,033)
Net cash provided by operating activities	**1,440,547**	1,205,072
INVESTING ACTIVITIES		
Decrease in federal funds sold	**2,401,000**	3,348,000
Purchase of premises and equipment	–	(891)
Purchases of securities	–	(1,500,000)
Proceeds from maturities of securities	**1,101,362**	738,460
Proceeds from sale of securities	**409,250**	1,500,000
Purchase of other equity securities	**(1,010,000)**	–
Net cash provided by investing activities	**2,901,612**	4,085,569
FINANCING ACTIVITIES		
Decrease in federal funds purchased	–	(5,000,000)
Shares released to employee stock ownership plan	**487,882**	650,806
Excess tax (benefit) shortfall related to stock-based compensation plans	**(3,432)**	64,119
Proceeds from exercise of stock options	–	115,368
Purchase of treasury shares, net	**(4,241,148)**	(811,374)
Dividends paid to stockholders	**(786,914)**	(762,971)
Net cash used in financing activities	**(4,543,612)**	(5,744,052)
Net decrease in cash and due from banks	**(201,453)**	(453,411)
Cash and due from banks at beginning of year	**314,135**	767,546
Cash and due from banks at end of year	**$ 112,682**	$ 314,135

NOTE 20. STOCK REPURCHASE PLAN

In May and October 2006, the Board of Directors approved a plan to repurchase 555,328 shares of the Company's common stock. During 2006, the Company acquired 555,328 shares of common stock, for a total cost of $8,520,680.

In February 2007, the Board of Directors approved a plan to repurchase 300,000 shares of the Company's common stock. As of December 31, 2007, the Company had acquired 61,106 shares at a total cost of $816,227. On February 19, 2008, the Board of Directors extended this plan until February 2009. During 2008, the Company completed this plan by repurchasing the remaining 238,894 shares for a total cost of $2,879,378.

In October 2008, the Board of Directors approved a plan to repurchase 125,000 shares. The Company completed this plan, purchasing 125,000 shares for a total cost of $1,242,838. In December 2008, the Board of Directors approved a plan to repurchase 250,000 shares. As of December 31, 2008, the Company had acquired 14,000 shares under this plan for a total cost of $122,500.

Market and Dividend Information

The common shares of Heritage Financial Group are listed on the NASDAQ Global Market under the symbol HBOS. As of March 27, 2009, the Company estimates that it had approximately 1,250 stockholders, including approximately 450 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low common stock prices in 2007 and 2008:

2007	High	Low	Dividends Paid Per Share
First quarter	$16.75	$15.39	$0.06
Second quarter	$16.81	$14.81	$0.06
Third quarter	$15.25	$11.56	$0.06
Fourth quarter	$14.46	$11.00	$0.06
2008			
First quarter	$12.99	$10.86	$0.07
Second quarter	$12.50	$11.00	$0.07
Third quarter	$12.00	$8.15	$0.07
Fourth quarter	$11.00	$8.25	$0.07

The Board of Directors of Heritage Financial Group commenced cash dividend payments to stockholders on October 24, 2005, at an initial quarterly rate of $0.05 per share. The quarterly rate was increased to $0.06 per share in January 2007 and to $0.07 per share in January 2008. In January 2009, the quarterly rate was increased again to $0.08 per share. Heritage, MHC, which owns approximately 75% of the Company's common shares, generally has waived its right to receive cash dividends.

The Company's cash dividend policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, these payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the ability of HeritageBank of the South to pay dividends to the Company. The Company relies significantly upon such dividends from the Bank to accumulate earnings for payment of cash dividends to the stockholders. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources in this Annual Report. See also Note 17 of Notes to Consolidated Financial Statements.

The following graph shows the cumulative total return on the common stock of the Company from June 30, 2005, the day the common stock commenced trading, and December 31, 2008, compared with the SNL MHC Thrift Index and the NASDAQ Composite. Cumulative total return on the stock or the index equals the total increase in value since June 30, 2005, assuming reinvestment of all dividends paid into the stock or the index, respectively. The graph was prepared assuming that $100 was invested in the common stock on June 30, 2005, and also in the indices used for comparison purposes. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the common stock of the Company or particular index.


200
150
100
50
Heritage Financial Group (MHC)
NASDAQ Composite
SNL Thrift MHCs
06/30/05
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending 06/30/05	12/31/05	12/31/06	12/31/07	12/31/08
Heritage Financial Group (MHC)	100.00	107.66	157.97	108.43	88.99
NASDAQ Composite	100.00	107.21	117.42	128.94	76.67
SNL Thrift MHCs	100.00	102.74	140.84	123.81	129.89

Corporate Information

Administrative Offices
721 North Westover Boulevard
Albany, Georgia 31707

Company Website
www.eheritagebank.com

Stock Registrar and Transfer Agent
Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Special Counsel
Silver, Freedman & Taff, L.L.P.
3299 K Street, Suite 100
Washington, D.C. 20007

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2009 Annual Meeting upon written request to T. Heath Fountain, Senior Vice President and Chief Financial Officer, Heritage Financial Group, 721 North Westover Boulevard, Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under the Investor Relations section. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Administrative Offices.

Annual Meeting of Stockholders
The 2009 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, May 20, 2009, at the Hilton Garden Inn, 101 South Front Street, Albany, Georgia.


Heritage
FINANCIAL GROUP

721 North Westover Boulevard • Albany, Georgia 31707
www.eheritagebank.com